Thomas Voekler Direct Dial: 804.823.4001 Direct Fax: 804.823.4099 tvoekler@kv-legal.com

November 27, 2020

VIA EDGAR AND FEDEX OVERNIGHT

Scott Anderegg

Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Smart Rx Systems, Inc.

Draft Offering Statement on Form 1-A Submitted August 12, 2020

Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted August 18, 2020

Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted October 15, 2020

CIK No. 0001672227

Dear Mr. Anderegg and Ms. Peyser:

This letter is submitted on behalf of Smart Rx Systems, Inc., a Florida corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated September 4, 2020 with respect to the Issuer’s Draft Offering Statement on Form 1-A filed with the Commission on August 12, 2020, as amended by Amendment No. 1 to the Draft Offering Statement filed with the Commission on August 18 and by Amendment No. 2 to the Draft Offering Statement filed with the Commission on October 15, 2020 (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the Third Amendment of the Offering Statement (the “Third Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the first amendment to the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the Second Amendment to the Draft Offering Statement, along with two redlines marked against the Second Amendment of the Draft Offering Statement. All page references within the Issuer’s responses are to pages of the clean copy of the Second Amendment to the Draft Offering Statement.

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000

P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Mr. Scott Anderegg

Ms. Lilyanna Peyser

U.S. Securities and Exchange Commission

November 27, 2020

Risk Factors, page 7

1.	We note your response and revised disclosure in response to our prior comment 13. Please include a risk factor, if applicable, that describes the risk to you if your drug supplies or patient information are stolen from a kiosk. Also please revise your disclosure on page 1 and/or 32 to provide additional detail regarding the manner in which you comply with "federal and state guidelines...[that relate] to security of [y]our Kiosks, patient information and inventory."

Issuer’s Response: In Response to the Staff’s comment, please see the revised disclosure on pages 1, 11, 19 and 32 of the Third Amendment.

Remuneration of Executive Officers and Directors of Our Company, page 44

2.	We note your written response and revised disclosure in response to our prior comment 4. Please file as exhibits the employment agreement of Mr. Mathow, the Deferred Compensation Agreement referred to in Mr. Rohatgi's employment agreement, and any other relevant employment plans, arrangements or agreements, or tell us why you are not required to do so.

Issuer’s Response: In response to the Staff’s comment, please see Mr. Rohatgi’s updated employment agreement attached as an exhibit to the Third Amendment and Mr. Mathow’s agreement incorporated by reference to the Third Amendment. Also please see the revised title in the table on page 44.

Financial Statements, page F-1

3.	Please provide interim financial statements in accordance with paragraphs (b)(3)(B) and (b)(5) in Part F/S of Form 1-A. Please also revise your management's discussion and analysis to discuss your financial condition, changes in financial condition and results of operations for each period for which financial statements are required, including the causes of material changes from period to period in financial statement line items. Refer to Item 9 in Part II of Form 1-A.

Issuer’s Response: In response to the Staff’s comment, please see the interim financial statements for the periods ended June 30, 2020 and September 30, 2020.

Mr. Scott Anderegg

Ms. Lilyanna Peyser

U.S. Securities and Exchange Commission

November 27, 2020

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Thomas Voekler
Thomas Voekler

cc:	Santu Rohatgi (via electronic mail)

Mikie Scillia (via electronic mail)

Rajiv Radia (via electronic mail)